UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

HUAMI CORP

(Name of Issuer)

SPONSORED ADS

(Title of Class of Securities)

44331K103

(CUSIP Number)

October 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44331K103

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 5,942,832

7. Sole Dispositive Power 0

8. Shared Dispositive Power 12,792,092

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,792,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 27.30%

12.	Type of Reporting Person (See Instructions)

HC

Item 1.
(a)	Name of Issuer HUAMI CORP
(b)	Address of Issuer's Principal Executive Offices
BUILDING H8, NO. 2800, CHUANGXIN ROAD, HEFEI F4, , CHINA, 230088
Item 2.
(a)	Name of Person Filing Wells Fargo & Company
(b)	Address of Principal Business Office or, if none, Residence 420 Montgomery Street, San Francisco, CA 94163
(c)	Citizenship Delaware
(d)	Title of Class of Securities SPONSORED ADS
(e)	CUSIP Number 44331K103

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[X ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 12,792,092
(b)	Percent of class: 27.30%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 5,942,832
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 12,792,092

Person 2
1.	(a) Names of Reporting Persons. Wells Capital Management Incorporated
(b) Tax ID 95-3692822

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 11,378,740

7. Sole Dispositive Power 0

8. Shared Dispositive Power 12,792,092

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,792,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 27.30%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer HUAMI CORP
(b)	Address of Issuer's Principal Executive Offices
BUILDING H8, NO. 2800, CHUANGXIN ROAD, HEFEI F4, , CHINA, 230088
Item 2.
(a)	Name of Person Filing Wells Capital Management Incorporated
(b)	Address of Principal Business Office or, if none, Residence 525 Market St, 10th Floor, San Francisco, CA 94105
(c)	Citizenship California
(d)	Title of Class of Securities SPONSORED ADS
(e)	CUSIP Number 44331K103

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 12,792,092
(b)	Percent of class: 27.30%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 11,378,740
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 12,792,092

Person 3
1.	(a) Names of Reporting Persons. Wells Fargo Funds Management, LLC
(b) Tax ID 94-3382001

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 5,487,908

7. Sole Dispositive Power 0

8. Shared Dispositive Power 5,487,908

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,487,908

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 11.71%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer HUAMI CORP
(b)	Address of Issuer's Principal Executive Offices
BUILDING H8, NO. 2800, CHUANGXIN ROAD, HEFEI F4, , CHINA, 230088
Item 2.
(a)	Name of Person Filing Wells Fargo Funds Management, LLC
(b)	Address of Principal Business Office or, if none, Residence 525 Market Street, San Francisco, CA 94105
(c)	Citizenship Delaware
(d)	Title of Class of Securities SPONSORED ADS
(e)	CUSIP Number 44331K103

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 5,487,908
(b)	Percent of class: 11.71%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 5,487,908
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 5,487,908

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2018
Date
/s/ Lori A. Ward
Signature
Lori A. Ward, Designated Signer
Name/Title
Exhibit A
EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed in Exhibit B. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.
Exhibit B
The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Capital Management Incorporated (1)
Wells Fargo Funds Management, LLC (1)

(1) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).

Exhibit C
AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Capital Management Incorporated

Date: November 13, 2018

WELLS FARGO & COMPANY

By:	/s/ Lori A. Ward
Lori A. Ward, Designated Signer

Wells Capital Management Incorporated

By:	/s/ Christine Donahue
Christine Donahue, Vice President

By:	/s/ Kevin Pham
Kevin Pham, Vice President

Exhibit D
AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Fargo Funds Management, LLC

Date: November 13, 2018

WELLS FARGO & COMPANY

By:	/s/ Lori A. Ward
Lori A. Ward, Designated Signer

Wells Fargo Funds Management, LLC

By:	/s/ Bob Guerin
Bob Guerin, Senior Vice President

By:	/s/ Catherine F. Kennedy
Catherine F. Kennedy, Vice President

Exhibit E

This Schedule 13G reflects information as of October 31, 2018. This Schedule 13G was not timely filed to reflect the reporting persons' aggregate beneficial ownership of more than 5% of the Issuer's American Depositary Shares (ADS), each convertible into Class A Ordinary Shares, as of February 28, 2018, and subsequent amendments were also not timely filed to reflect changes in the reporting persons' beneficial ownership.

The reporting persons' beneficial ownership of the Issuer's ADS as of February 28, 2018, March 31, 2018, April 30, 2018, May 31, 2018, June 30, 2018, and July 31, 2018, respectively, was as set forth below:

Wells Fargo & Company (Person 1)
Aggregate number of shares: 11,213,800; 11,716,432; 11,716,432; 12,264,844; 12,612,844; and 12,812,092
Percentage ownership: 28.03%, 29.29%, 25.01%, 26.18%, 26.92%, and 27.34%
Shared voting power: 4,624,540; 5,087,172; 5,087,172; 5,495,584; 5,763,584; and 5,962,832 shares
Shared dispositive power: 11,213,800; 11,716,432; 11,716,432; 12,264,844; 12,612,844; and 12,812,092 shares

Wells Capital Management Incorporated (Person 2)
Aggregate number of shares: 11,213,800; 11,716,432; 11,716,432; 12,264,844; 12,612,844; and 12,812,092
Percentage ownership: 28.03%, 29.29%, 25.01%, 26.18%, 26.92%, and 27.34%
Shared voting power: 10,000,448; 10,463,080; 10,463,080; 10,891,492; 11,199,492, and 11,398,740 shares
Shared dispositive power: 11,213,800; 11,716,432; 11,716,432; 12,264,844; 12,612,844; and 12,812,092 shares

Wells Fargo Funds Management, LLC (Person 3)
Aggregate number of shares: 5,375,908; 5,375,908; 5,395,908; 5,395,908; 5,487,908; and 5,487,908
Percentage ownership: 13.44%, 13.44%, 11.52%, 11.52%, 11.71%, and 11.71%
Shared voting power: 5,375,908; 5,375,908; 5,395,908; 5,395,908; 5,487,908; and 5,487,908 shares
Shared dispositive power: 5,375,908; 5,375,908; 5,395,908; 5,395,908; 5,487,908; and 5,487,908 shares

All shares are reported as shares of the underlying asset (ISIN/SEDOL/CINS) and with respect to the underlying asset's outstanding shares.

Share breakdown:
The ADR CUSIP shares held: 12,792,092.

The ISIN/SEDOL/CINS shares held: 0.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)